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Conectiv Delmarva Generation Balance Sheet (Dollars in Thousands) (Unaudited)
Actual March 31, 2003
ASSETS
Current Assets
Accounts receivable to associated companies	*
Accounts receivable	*
Materials and supplies	*
Prepayments	*
*
Property, Plant and Equipment
Property, plant and equipment	*
Less accumulated depreciation	*
Construction work-in-progress	*
Other Assets	*
Total Assets	*
LIABILITIES AND OWNER'S EQUITY
Current Liabilities
Accounts payable	*
Interest and taxes accrued	*
Other	*
*
Note Payable to Associated Companies	*
Deferred Credits
Deferred income taxes	*
Deferred investment tax credit	*
OPEB liability	*
Capitalization
Common stock	*
Additional paid-in capital	*
Retained earnings	*
Total equity	*
Total capitalization	*
Total Capitalization and Liabilities	*
* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.